Exhibit 10

April 24, 2024

Hymas Technologies Limited
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town
Tortola, British Virgin Islands VG1110

Re:	Assignment of Common Stock of Hyzon Motors Inc.

Ladies and Gentlemen:

Hymas Pte. Ltd., a company incorporated under the laws of the Republic of Singapore (the “Assignor”), hereby transfers and assigns 20,908,209 shares (the “Shares”) of Class A common stock of Hyzon Motors Inc., a Delaware corporation (the “Company”), that are held in the name of the Assignor in book entry form by a Direct Registration Statement (“DRS”) Account No. 147 to Hymas Technologies Limited, a BVI Business Company incorporated under the laws of the British Virgin Islands (“Assignee”) and a wholly-owned subsidiary of the Assignor. The parties acknowledge that the Assignor is not receiving any consideration from Assignee or any other person for the transfer and assignment of the shares to the Assignee.

Hymas Pte. Ltd.

/s/ Zhijun Gu
Name:	Zhijun Gu
Title:	Director